IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

March 5, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)
File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on February 4, 2013, as I understand them, regarding Post-Effective Amendment No.80, as filed on December 21, 2012 (the “Amendment”). Each of your comments is repeated below, with our response immediately following.

1.	Comment:	For each of Ivy Global Real Estate Fund and Ivy Global Risk-Managed Real Estate Fund (collectively, the Funds), with respect to the waiver of expenses shown in the Fees and Expenses table, please confirm that there is not any potential recoupment of fees that have been waived.

	Response:	The Registrant confirms that there is no party that will be entitled to any recoupment of fees that have been waived by the Funds.

2.	Comment:	Regarding Footnotes #3 and #4 to the Fees and Expenses table for each of the Funds, please confirm that there are not any exclusions or waivers to the fund waivers referenced in these footnotes.

	Response:	The Registrant modified the footnotes to the annual fund operating expenses table that describe each Fund’s contractual fee waiver and/or expense reimbursement agreement for Class A and Class Y shares. The footnotes were revised to note that the cap on expenses only relates to ordinary operating expenses. Per the terms of the expense reimbursement agreement, the expense cap for Class A and Class Y shares does not apply to extraordinary operating expenses.

3.	Comment:	For each of the Funds, please include disclosure which identifies the minimum amount of the Fund’s assets which will be invested outside of the U.S. since each Fund has the word “Global” in its name.

	Response:	The Registrant has included disclosure for each of the Funds regarding the minimum amount of each Fund’s assets that will be invested outside of the U.S. and attaches Exhibit A which reflects the modified disclosure.

4.	Comment:	As a suggestion, in the Principal Investment Risks section for each of the Funds, please consider whether you should combine the “Concentration Risk” and the “Real Estate Industry Risk” into a single risk.

	Response:	As each risk is different, and the Registrant feels that both are important risks for an investor to consider, the Registrant prefers to maintain these two risks as separate and distinct investment risks.

5.	Comment:	In the section entitled “Additional Information about Principal Investment Strategies, Other Investments and Risks,” for each of the Funds, please confirm that the disclosure related to “leveraged ETFs” is an accurate description of how these types of investments operate.

	Response:	The Registrant modified this section of the Prospectus to provide certain additional disclosure regarding how these types of investments operate. The revised language is attached as Exhibit B.

6.	Comment:	In the section entitled “Additional Information about Principal Investment Strategies, Other Investments and Risks,” for each of the Funds, please describe with specificity the types of derivatives that the Funds will utilize.

	Response:	The Registrant confirms that the use of derivatives instruments is not contemplated to be a principal strategy of the Funds. In addition, the Registrant has revised certain sections of the Prospectus and Statement of Additional Information that reference derivatives instruments to clarify the types of derivatives instruments the Funds may utilize.

7.	Comment:	Please ensure that each of the principal and non-principal strategies of the Funds have a corresponding principal and non-principal risk associated with the strategy.

	Response:	The Registrant believes that each principal and non-principal strategy of the Funds is accompanied by a corresponding principal and non-principal risk.

8.	Comment:	In the section entitled “Additional Information about Principal Investment Strategies, Other Investments and Risks,” please clarify what notice, or affirmatively state that no notice will be given, with regard to matters discussed in the following text:

“The objective and investment policies of each Fund may be changed by the Board of Trustees (Board) without a vote of the Fund’s shareholders, unless a policy or restriction is otherwise described as a fundamental policy in the SAI.”

	Response:	The Registrant respectfully declines to modify this disclosure to clarify notice requirements. Form N-1A, Item 9(a), requires disclosure of a fund’s investment objective, and if the objective may be changed without shareholder approval. The disclosure, as filed in the Amendment, conforms to the requirements of N-1A and accurately provides circumstances in which shareholder approval is required. We believe that the addition of disclosure to address any notice requirements will add unnecessary complexity and will be confusing to investors. The Funds’ Statement of Additional Information describes the circumstances in which shareholders are required to receive notice.

9.	Comment:	In the section entitled “Additional Information about Principal Investment Strategies, Other Investments and Risks – Additional Information,” please move the following sentence to the summary section if actively trading securities is a principal strategy of the Fund:

“Each Fund may actively trade securities in seeking to achieve its objective.”

	Response:	The Registrant confirms that actively trading securities is not a principal strategy of each Fund and therefore has kept the sentence in its current location.

10.	Comment:	Regarding each Fund’s investments in credit default swaps (discussed in the risk definition of “Derivatives Risk”), please indicate or represent that each Fund will cover the full notional amount when selling credit default swaps.

	Response:	Upon further review, the Registrant has removed the references to credit default swaps in the Prospectus and Statement of Additional Information.

11.	Comment:	Regarding each Fund’s potential investment in derivatives instruments, please confirm whether there are any limitations or restrictions as to the amount of assets that can tied up with any one counterparty.

	Response:	For the information of the Staff, the Funds do not have a stated limitation regarding the level of counterparty risk with any particular counterparty. As noted in the Prospectus, LaSalle Securities, as subadviser, is responsible for assessing a counterparty’s ability to perform under a derivative contract. As with the other instruments in the Funds’ portfolios, the Funds rely on LaSalle Securities’ discretion in assessing a counterparty’s credit risk.

12.	Comment:	In the section entitled “Your Account – Choosing a Share Class,” please include language within the chart regarding the amount of contingent deferred sales charges that apply to an investment in either Class B or Class C shares of the Funds.

	Response:	The Registrant has made this change with respect to Class B shares of the Funds and attaches Exhibit C which reflects the modified disclosure. The Registrant believes that this disclosure is currently included in this chart for Class C shares of the Funds.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/Philip A Shipp
Philip A. Shipp
Assistant Secretary

EXHIBITS

Exhibit A:

Under normal circumstances, the Fund will invest at least 40% (unless the portfolio managers deem market conditions unfavorable, in which case the Fund would invest at least 30%) of its total assets in securities of issuers located outside the United States. Under normal circumstances, the Fund will allocate its assets among at least three different countries (one of which may be the United States).

Exhibit B:

The Fund also may invest in an exchange-traded fund (ETF) to replicate a REIT or real estate stock index or a basket of REITs or real estate stocks, as well as in an ETF that attempts to provide enhanced returns, or inverse returns, on such indices or baskets. Enhanced or inverse return ETFs present greater opportunities for investment gains, but also present correspondingly, greater risk of loss. Inverse or “short” ETFs seek to deliver returns that are opposite of the return of a benchmark (e.g., if the benchmark goes up by 1%, the ETF will go down by 1%), typically using a combination of derivative strategies. Inverse ETFs seek to profit from falling market prices and will lose money if the market benchmark index goes up in value. Leveraged ETFs seek to provide returns that are a multiple of a stated benchmark, typically using a combination of derivatives strategies. Like other forms of leverage, leveraged ETFs increase risk exposure relative to the amount invested and can lead to significantly greater losses than a comparable unleveraged portfolio. These ETFs are complex, carry substantial risks, and are generally used to increase or decrease the Fund’s exposure to the underlying index on a short-term basis. Most leveraged ETFs reset daily and seek to achieve their objectives on a daily basis and holding these ETFs for longer than one day may produce unexpected results. Due to compounding, performance over longer periods can differ significantly from the performance of the underlying index, particularly when the benchmark index experiences large ups and downs. Ownership of ETFs results in the Fund bearing its proportionate share of the ETFs’ fees and expenses and proportionate exposure to the risks associated with the ETFs’ underlying investments.

Exhibit C:

For Class B shares, the CDSC declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year.